UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September 2011

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 27 - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Communication of Relevant Information dated September 21, 2011

Item 1

Relevant Information

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs the market that on September 19, 2011 the public deed containing the escisión agreement entered between Grupo Aval and Inversiones Escorial S.A. and Popular Securities S.A. (“Sociedades Escindentes”) was granted. By virtue of said agreement, “Sociedades Escindentes” will transfer to Grupo Aval, as its main asset, 1,514,163,994 shares of Banco Popular capital stock, representing 19.6% of Banco Popular’s capital stock.

As consideration, Grupo Aval will issue preferred shares (the “Preferred Shares”) to Sociedades Escindentes’ shareholders, at an exchange ratio of one (1) Preferred Share per 1.62 common shares of Banco Popular, per the exchange ratio contained in the escisión agreement.

The transaction was approved by the Superintendency of Corporations and the Superintendency of Finance of Colombia.

Taking into consideration that, upon completion of the transaction, Grupo Aval will issue 934,669,126 Preferred Shares in favor of Sociedades Escindentes´ shareholders, the total amount of Grupo Aval’s outstanding shares will be 18,551,766,453 (including common and preferred shares).

Based on the non-consolidated financial statements of Grupo Aval, the amount of Company’s assets, liabilities, shareholders’ equity and book value (per share) adjusted after the closing of the transaction are as follows:

Assets: COP$ 12,452 billion
Liabilities: COP$ 2,215 billion
Shareholders’ equity: COP$ 9,804 billion
Book Value per share: COP$ 528

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2011

Grupo Aval Acciones y Valores S.A.
By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations and Legal Counsel